Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Financial Statements

For the years ended April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Auditors’ Report

To the Directors of

Arizona Star Resource Corp.

We have audited the consolidated balance sheets of Arizona Star Resource Corp. (an exploration stage company) as at April 30, 2005 and 2004 and the consolidated statements of deficit, operations and cash flows for each of the three years in the period ended April 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2005 in accordance with accounting principles generally accepted in Canada.

Chartered Accountants

Toronto, Ontario

June 30, 2005 (except for notes 14 and 15, which are as at December 6, 2005)

Comments by Auditors for US Readers

On Canada-US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 3 to these consolidated financial statements. The changes include a restatement as described in note 3. Our report to the shareholders dated June 30, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants

Toronto, Ontario

June 30, 2005 (except for notes 14 and 15, which are as at December 6, 2005)

Arizona Star Resource Corp.
(an exploration stage company)

Consolidated Balance Sheets

As at April 30, 2005 and 2004

(expressed in Canadian dollars)

	2005 $	2004 $
		(Restated)

Assets

Current assets
Cash and cash equivalents	7,042,146	2,812,627
Accounts receivable	29,734	4,454
Prepaid expenses	33,875	6,836

	7,105,755	2,823,917

Investments (note 4)	86,521	86,521

Resource properties (note 5)	35,324,383	36,341,374

	42,516,659	39,251,812

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,378,979	80,886

Future income tax liabilities (note 3)	4,248,000	4,633,000

Asset retirement obligation (note 6)	131,251	125,001

	5,758,230	4,838,887

Shareholders’ Equity

Capital stock (note 7)
Authorized
100,000,000 common shares, without par value

Issued
41,600,937 (2004 - 40,315,937) common shares	50,762,829	45,295,729

Contributed surplus (note 7)	1,322,734	-

Deficit	(15,327,134)	(10,882,804)

	36,758,429	34,412,925

	42,516,659	39,251,812

Arizona Star Resource Corp.
(an exploration stage company)

Consolidated Statements of Deficit

For the three years ended April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005 $	2004 $	2003 $
		(Restated)	(Restated)

Deficit - Beginning of year - as previously reported	7,896,804	7,645,584	6,679,017

Future income tax liability adjustment (note 3)	2,986,000	3,197,000	3,651,000

Deficit - Beginning of year - as restated	10,882,804	10,842,584	10,330,017

Loss for the year	4,444,330	40,220	512,567

Deficit - End of year	15,327,134	10,882,804	10,842,584

Arizona Star Resource Corp.
(an exploration stage company)

Consolidated Statements of Operations

For the three years ended April 30, 2005, 2004 and 2003

(expressed in Canadian dollars, except for shares)

	2005 $	2004 $	2003 $
		(Restated)	(Restated)

Expenses
Office and administrative	296,171	216,226	142,984
Shareholder meetings and communication costs	470,040	28,400	22,701
Director severances	150,000	-	-
Management fees	30,000	30,000	30,000
Professional fees	117,783	47,320	72,316
Directors’ fees	32,846	16,261	18,481
Legal, advisory and Special Committee costs related to Proposed Offer (note 8)	1,659,872	-	-

Loss before the following	2,756,712	338,207	286,482

Stock-based compensation (note 7)	1,322,734	-	-

Write-off of resource property (note 5)	840,434	-	-

Write-off of long-term receivable (note 11)	-	-	775,763

Interest income	(85,794)	(76,697)	(93,750)

Foreign exchange gain	(389,756)	(215,633)	(455,928)

Recovery of capital taxes	-	(5,657)	-

Loss for the year	4,444,330	40,220	512,567

Loss per common share - basic and diluted	0.11	0.00	0.01

Weighted average number of common shares outstanding	40,742,690	40,132,843	39,972,681

Arizona Star Resource Corp.
(an exploration stage company)

Consolidated Statements of Cash Flows

For the three years ended April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005 $	2004 $	2003 $
		(Restated)	(Restated)

Cash flows from operating activities
Loss for the year	(4,444,330)	(40,220)	(512,567)
Long-term receivable	-	-	24,172
Items not affecting cash
Stock-based compensation	1,322,734	-	-
Write-off of resource property	840,434	-	-
Write-off of long-term receivable	-	-	775,763
Foreign exchange gain	(389,756)	(215,633)	(455,928)

	(2,670,918)	(255,853)	(168,560)
Changes in non-cash working capital
Accounts receivable	(25,280)	3,906	199,273
Prepaid expenses	(27,039)	307	2,405
Accounts payable and accrued liabilities	1,298,093	25,181	(19,689)

	(1,425,144)	(226,459)	13,429

Cash flows from financing activities
Common shares issued - net of issue costs	4,982,100	-	-
Common shares issued for cash upon exercise of stock options	485,000	257,500	308,000

	5,467,100	257,500	308,000

Cash flows from investing activities
Acquisition, exploration and development expenditures	(130,630)	(137,536)	(147,548)
Option payment on Agua de la Piedra property option (note 5)	313,437	-	-

	182,807	(137,536)	(147,548)

Effect of exchange rate changes on cash and cash equivalents	4,756	4,633	1,928

Increase (decrease) in cash and cash equivalents	4,229,519	(101,862)	175,809

Cash and cash equivalents - Beginning of year	2,812,627	2,914,489	2,738,680

Cash and cash equivalents - End of year	7,042,146	2,812,627	2,914,489

Supplementary information

Accretion on asset retirement obligation capitalized to resource properties	6,250	5,952	5,669

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2005, 2004 and 2003

(expressed in Canadian dollars unless otherwise stated)

Nature of operations

Arizona Star Resource Corp. (“Arizona Star”) and its subsidiary companies (collectively “the Company”) are engaged in the acquisition, evaluation and exploration of mineral properties. The Company’s mineral properties have not generated any revenues to date and are considered to be in the exploration stage.

Summary of significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of Arizona Star and its subsidiaries and a proportionate share of the assets, liabilities, revenues and expenses of a joint venture in which the Company has an interest. Intercompany transactions have been eliminated. The Company’s wholly-owned subsidiaries include: Arizona Star Resource (Bermuda) Ltd., Minera Estrella de Oro Limitada, Imperial Gold Corporation and the Company’s proportionate interest in Compania Minera Casale (“CMC”).

Use of estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management’s judgement is applied are mineral reserves and resources, asset valuations, stock-based compensation, future income tax valuation reserves and environmental post-closure obligations. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid money market instruments which have an original maturity of three months or less.

Investments

Investments not subject to significant influence are accounted for using the cost method. Investments are written down when, in the opinion of management, there has been a permanent impairment in the value of an investment.

Resource properties

Mineral acquisition, exploration and development costs are capitalized on an individual project basis until such time as the economics of an ore body are defined. If production commences, these costs would be amortized on a units of production basis over the estimated mineral reserves. Unrecoverable costs for projects determined not to be commercially feasible are expensed in the year in which the determination is made.

The Company’s management regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves and mineralization expected to be classified as reserves, and operating, capital and reclamation costs on an undiscounted basis. When the carrying value of a long-lived asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title as such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Foreign exchange translation

The Company’s foreign subsidiaries are integrated operations and financial statements stated in foreign currencies are translated using the temporal method. Currency transactions and balances are translated into the reporting currency as follows:

•

monetary items are translated at the rates prevailing at the balance sheet date;

•

non-monetary items are translated at historical rates;

•

revenues and expenses are translated at the average rates in effect during applicable accounting periods except for depreciation and amortization which are translated at historical rates;

•

exchange gains and losses on foreign currency translation are included in income for the year, except for those gains or losses that have been capitalized to mineral properties.

Future income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Asset retirement obligations

Effective May 1, 2004, the Company adopted the new accounting standard as required by The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations” (“CICA 3110”), retroactively with restatement of prior year’s comparative figures. This new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations associated with the retirement of resource properties when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. The liability is accreted over time through periodic charges to resource properties. In subsequent periods, the Company adjusts the carrying amounts of the asset or liability for changes in estimates of the amount or timing of underlying future cash flows.

Stock-based compensation

Effective May 1, 2003, the Company adopted the new accounting standard CICA 3870, “Stock-based Compensation and Other Stock-based Payments,” which requires fair value accounting for all stock options issued during the year. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options.

Prior to May 2003, the Company had accounted for all grants of options to employees and directors in accordance with the intrinsic value method. Under this method, no compensation expense was recognized if the exercise price of the stock options that were granted to employees and directors was set at market value on the date of the grant. Entities that did not apply the fair value based method of accounting were required to disclose for each period for which an income statement was provided, the pro forma net income and basic and diluted net income per share as if the fair value based accounting method had been used to account for stock-based compensation. Stock options granted to non-employees were accounted for using the fair value method.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during each year. Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use these proceeds to purchase its common shares at their average market price during the period.

Prior years’ comparatives

Certain of the prior years’ comparative figures have been reclassified to conform with the presentation adopted for the current year.

Prior years’ restatement

During the year, it was determined that a future income tax liability should be recorded related to the sale of Compania Minera Aldebaran (“CMA”) in October 2001. At that time, the tax base of certain Cerro Casale development assets in CMA was transferred to a third party while the book cost of the assets remained capitalized to the property. As a result, management believes that a future income tax liability should have been recorded at the sale date to reflect the fact that in future years, should the Cerro Casale property be placed into production, there would be no tax deduction for certain Cerro Casale costs. A retroactive adjustment establishing a future income tax liability of $5,298,000, with charges to the deficit account of $3,651,000 and resource property costs of $1,647,000 was made during the year.

The effect of the adoption of CICA 3110 resulted in a $125,001 increase to resource properties and a $125,001 increase to the asset retirement obligation liability.

Investments

	2005 $	2004 $

Cost
Bema Gold Corporation	86,520	86,520
Idaho Gold Corporation	1	1

	86,521	86,521

As at April 30, 2005, the Company owned 61,800 (2004 - 61,800) shares of Bema Gold Corporation (“Bema”) having a market value of approximately $158,800 (2004 - $218,200).

Resource properties

			2005	2004

	Cerro Casale	Agua de la Piedra	Net $	Net $

Balance - as at April 30, as previously reported	33,497,715	1,071,658	34,569,373	34,431,837

Asset retirement obligations (note 2)	125,001	-	125,001	119,049
Future income tax liability adjustment (note 3)	1,647,000	-	1,647,000	1,647,000

Balance - Beginning of year, as restated	35,269,716	1,071,658	36,341,374	36,197,886

Additions during the year
Administration	32,757	82,213	114,970	122,632
Accretion on asset retirement obligations	6,250	-	6,250	5,952
Refundable Chilean tax	15,660	-	15,660	14,904
Option payment	-	(313,437)	(313,437)	-
Write-off during the year	-	(840,434)	(840,434)	-

	54,667	(1,071,658)	(1,016,991)	143,488

Balance - End of year	35,324,383	-	35,324,383	36,341,374

Aldebaran property

On October 26, 1997, the Company and Bema entered into an agreement with Placer Dome Inc. (“Placer”) allowing Placer to acquire a 51% interest in the Aldebaran property, which hosts the Cerro Casale deposit, and an adjacent property in northern Chile. The Aldebaran property is currently owned by CMC, which in turn is owned 25% by Arizona Star, 51% by Placer, and 24% by Bema. If the project is financeable under the terms of the January 1998 Shareholders’ Agreement, as restated June 5, 2003 and subsequently amended, then Placer would have the following obligations to complete in order to retain its 51% interest:

•

arrange up to US$1.3 billion of financing for mine construction, including US$200 million of equity in the project on behalf of all the partners (any capital requirements in excess of US$1.3 billion are to be funded pro rata by the partners);

•

arrange senior project financing for at least 50% of the capital cost and provide a pre-completion guarantee of up to US$1.1 billion in respect of the project for an annual fee of 0.5% of the amount of the senior project financing outstanding;

•

arrange or provide subordinated debt to the extent that the senior project financing is less than US$1.1 billion; and

•

commence construction of the mine.

On September 28, 2004 and November 2, 2004, Arizona Star, Placer and Bema agreed to certain amendments to the Shareholders’ Agreement, governing the Cerro Casale project. These amendments provide for, among other things, the following: i) elimination of Placer’s management fee; ii) clarification of the option, at Placer’s election, to fund the senior loans through Placer’s facilities; and, iii) Placer’s agreement to provide credit support, through the period of the pre-completion guarantee, for hedging arrangements required to be entered into by CMC in connection with the senior project financing to the extent it would be commercially reasonable for Placer to provide such support. Placer received an increase in its net smelter royalty from production of the Cerro Casale project to 3% in consideration for agreeing to these amendments.

Following the September 28, 2004 amendments noted above, Placer issued a certificate (Certificate “B”) under the Shareholders’ Agreement indicating it had commenced or was continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement. Under the terms of the amended Shareholders’ Agreement, Placer must, for a period of 15 months (ending December 28, 2005) use its reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the Shareholders’ Agreement.

If Placer, acting reasonably and in good faith, determines that the project is not financeable under the terms of the Shareholders’ Agreement, the project would revert to non-financeable status. In such case, Placer can issue a Certificate “A” and its interest in the project would remain intact, with the obligation under the Shareholders’ Agreement to arrange financing as described in the paragraph immediately above suspended. Alternatively, it could issue a Certificate “D” and under the terms of the Shareholders’ Agreement, its 51% interest would be transferred to the Company and Bema. In the event of such a transfer, Arizona Star would own 51% and Bema 49% of the Cerro Casale project, and Arizona Star would control the Board of Directors of CMC.

On December 23, 1994, Arizona Star and Bema entered into an agreement (the “Participation Agreement”), subsequently amended on December 31, 1996 and December 16, 1997. These amendments provide, among other things, that if Placer no longer, directly or indirectly, owns shares in CMC, its interest in the Aldebaran property is transferred back to the Company and Bema as described above, and if the majority of members of the Board of Directors of Arizona Star does not consist of persons nominated by Bema, that the Company will transfer to Bema that number of shares as represents a 2% interest in CMC, cause one of its nominees to the Board of Directors of CMC to resign, and vote its shares to appoint an additional nominee of Bema to the CMC Board of Directors. The purchase price to be paid by Bema to the Company for this 2% share interest shall be equal to the net present value of such interest, using the then current discount rate generally in use in the mining industry at the time of the valuation, such net present value to be determined by a duly qualified independent third party.

Agua de la Piedra property

During the year, the Company signed an option agreement with Bema with the following terms for the Agua de la Piedra property:

•

staged exploration expenditures totalling US$1,000,000 over the next three years

•

option payments of US$250,000 (paid) upon signing and US$500,000 upon completion of feasibility study

•

feasibility payment of US$3.00 per ounce of gold in the reserve category upon completion of a feasibility study

•

complete feasibility study within six years or a US$500,000 payment

On February 22, 2005, Bema gave written notice to the Company that it terminated its option to acquire the Agua de la Piedra property. No further amounts are owing by Bema to the Company in connection with this property. Effective April 30, 2005, the Company has written off its carrying value for the property.

Asset retirement obligation

The Company’s asset retirement obligation relates to site restoration and clean-up costs of its Cerro Casale deposit located in Chile.

(#)

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2005, 2004 and 2003

(expressed in Canadian dollars unless otherwise stated)

A reconciliation of the asset retirement obligation provision is as follows:

	2005 $	2004 $

Balance - Beginning of year	125,001	119,049
Accretion expense	6,250	5,952

Balance - End of year	131,251	125,001

The provision for the asset retirement obligation is based on the following key assumptions:

•

total undiscounted cash flows of $348,249

•

the expected timing of the payment of cash flows is 2025

•

a credit adjusted risk-free rate of 5% at which the estimated cash flows have been discounted

Capital stock and contributed surplus

		2005		2004		2003

	Shares	Amount $	Shares	Amount $	Shares	Amount $
Balance - Beginning of year	40,315,937	45,295,729	40,058,437	45,038,229	39,750,437	44,730,229

Issued during the year
For cash - net of issue costs	800,000	4,982,100	-	-	-	-
For cash on exercise of directors’ and employees’ stock options	485,000	485,000	257,500	257,500	308,000	308,000

Balance - End of year	41,600,937	50,762,829	40,315,937	45,295,729	40,058,437	45,038,229

On January 26, 2005, the Company completed the issue of 800,000 common shares by way of private placement at $6.40 per common share for gross proceeds of $5,120,000. The common shares were sold to arm’s-length financial institutions and were subject to a four-month hold period ending May 27, 2005. A 2% finder’s fee was paid to an independent party on closing.

As at April 30, 2005, the Company had outstanding directors’ and employees’ stock options for a total of 375,000 common shares. As at April 30, 2005, a total of 1,225,000 stock options were available for grant.

Changes in the Company’s stock options are as follows:

	Number of options	Weighted average exercise price $

Outstanding as at April 30, 2002	1,125,500	1.00
Exercised	(308,000)	1.00

Outstanding as at April 30, 2003	817,500	1.00
Exercised	(257,500)	1.00

Outstanding as at April 30, 2004	560,000	1.00
Exercised	(485,000)	1.00
Granted	1,125,000	5.10
Cancelled	(825,000)	4.29

Outstanding as at April 30, 2005	375,000	5.80

Exercisable as at April 30, 2005	75,000	1.00

Stock options outstanding as at April 30, 2005 are as follows:

Exercise price $	Options outstanding as at April 30, 2005	Average remaining contractual life (years)

1.00	75,000	1.2
7.00	300,000	4.7

On July 4, 2001, the Company repriced 635,500 stock options from $1.50 per share to $1.00 per share and extended the expiry dates from April 15, 2002 (620,500 options) and September 10, 2003 (15,000 options) to July 3, 2006.

On May 5, 2004, the Company granted 825,000 incentive stock options to directors, officers, consultants and employees at an exercise price of $4.39 per option for a term of five years. These options were approved by the Board of Directors, but final documentation had not yet been distributed to the optionees. On September 9, 2004, the Company announced that it was in receipt of a Petition filed August 31, 2004 by Pan Atlantic Bank and Trust Limited (“Pan Atlantic”), a shareholder of the Company, regarding the granting of these incentive stock options. Pursuant to an agreement dated December 16, 2004 between the parties, all of these stock options have been cancelled and any legal action has been dropped.

Prior to the cancellation of these options, the Company charged to operations the fair value of these options in the amount of $1,322,734, with a corresponding credit to contributed surplus.

The fair value of the options granted and vested has been calculated using the Black-Scholes option pricing model based on the following assumptions:

Risk free interest rate of 3.00%
Expected life of option of 3 years
Expected volatility of 50%
Dividend yield rate of nil%

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

On December 22, 2004, the Company granted 300,000 stock options to senior management and directors at an exercise price of $7.00. The options have a term of five years and are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders. These option grants require a $12.40 share price for 10 successive days for the option to vest and, in addition, once this test has been met, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled.

No expense has been recorded, as it is not probable at this time that the vesting conditions will be met.

The fair value of these options has been calculated to be $412,500 using the Black-Scholes option pricing model based on the following assumptions:

Risk free interest rate of 3.5%
Expected life of option of 5 years
Expected volatility of 50%
Dividend yield rate of nil%

Legal, advisory and Special Committee costs relating to Proposed Offer

On December 20, 2004, Bema announced that it intended to make an offer (the “Proposed Offer”) to all Arizona Star shareholders to exchange 1.85 shares of Bema for each share of Arizona Star.

In response to the Proposed Offer by Bema, the directors of Arizona Star appointed a Special Committee of the board to review the Proposed Offer and, if appropriate, to initiate steps designed to maximize value for all Arizona Star shareholders. As a result of the Proposed Offer, the Company incurred legal, advisory and Special Committee fees to review the Proposed Offer, provide the Company shareholders with a Fairness Opinion about the Proposed Offer and to assist the Special Committee in considering strategic alternatives to maximize shareholder value. The cost incurred to April 30, 2005 relating to the Proposed Offer totalled $1,659,872.

On May 5, 2005, Bema announced that it did not intend to proceed with its previously announced Proposed Offer.

Related party transactions

During the year, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema and a subsidiary of Bema, Minera Bema Gold (Chile) Ltda. (“Bema Chile”):

	2005 $	2004 $	2003 $

Office and administrative	78,989	89,526	31,319
Accounting	60,233	50,946	32,202
Rent and utilities	28,800	24,000	21,600
Management fees	30,000	30,000	30,000
Shareholder information	23,678	6,998	4,622
Bema Chile office costs capitalized to property	98,078	89,984	83,768
Accounts payable	32,422	21,303	-
Accounts receivable	-	-	4,779

Until June 1, 2005 Bema provided management, administrative and technical services to the Company.

Segmented information

The Company’s principal activity is the exploration and development of mineral properties. The Company’s resource properties are located in Chile as disclosed in note 5.

Incorporated joint ventures

Arizona Star’s proportionate interest of resource property expenditures relating to CMC (25%) is $26,956,010 (2004 - $26,956,010). CMC is an incorporated Chilean joint venture.

On October 10, 2001, the Company and its joint venture partner, Bema, sold CMA, whose principal asset was refundable Chilean value-added taxes, to the Cardoen Group, a Santiago, Chile based industrial conglomerate. The sale proceeds of 670 million Chilean pesos (of which the Company’s share is 51%) are collectible based on 30% of any value-added tax refunds relating to CMA that the purchaser collects from the Chilean government. To date, the Company has received approximately $24,000 of its share of the total sales proceeds; however, due to the uncertainty regarding the recoverability of the remaining amount, the Company wrote off the remaining uncollected balance of $775,763 during the year ended April 30, 2003. Should any of the uncollected proceeds be received in the future, such receipts will be credited to income.

(#)

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2005, 2004 and 2003

(expressed in Canadian dollars unless otherwise stated)

Income taxes

The Company’s income tax provision (recovery) has been calculated as follows:

	2005 $	2004 $	2003 $
		(Restated)	(Restated)

Loss for the year	(4,444,330)	(40,220)	(512,567)

Income tax recovery at Canadian federal and provincial statutory rates	1,583,071	14,318	175,000
Current year assets/losses not recognized	(1,227,591)	(14,318)	(175,000)
Permanent differences	(355,480)	-	-

Provision for (recovery of) income taxes	-	-	-

The components of the income tax provision (recovery) comprise:

	2005 $	2004 $	2003 $

Current income tax expense
Canada	-	-	-
Foreign	-	-	-

Future income tax expense
Canada	-	-	-
Foreign	-	-	-

	-	-	-

The Company’s future income tax assets as at April 30, 2005 and 2004 are summarized as follows:

	2005 $	2004 $

PP&E and resource properties	77,340	38,066
Non-capital losses carried forward	856,255	557,655
Other	-	-

Net future income tax asset	933,595	595,721

Valuation allowance	(933,595)	(595,721)

Net future income tax asset recorded	-	-

The Company has recorded a valuation allowance in respect of its Canadian losses in the amount of $2,405,000 as at April 30, 2005 because management believes that the future income tax assets in respect of such losses are not more likely than not to be realized in the carryforward period.

As at April 30, 2005, the Company has available non-capital loss carryforwards for Canadian federal and British Columbia income tax purposes that will expire as follows:

$

2015	1,730,000
2014	180,000
2010	89,000
2007	184,000
2006	222,000

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, prepaid expenses and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the short-term nature of these instruments.

Difference between Canadian and United States generally accepted accounting principles (GAAP)

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Had the Company prepared the consolidated financial statements in accordance with US GAAP, certain items on the consolidated balance sheets and the consolidated statements of operations, deficit and cash flows would have been reported as follows:

(#)

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2005, 2004 and 2003

(expressed in Canadian dollars unless otherwise stated)

Consolidated balance sheets

	2005 $	2004 $

Assets
Canadian GAAP	42,516,659	39,251,812
Differences in fair value of available-for-sale investments	72,279	131,679
Resource properties	(35,324,383)	(36,341,374)

Assets, US GAAP	7,264,555	3,042,117

Liabilities
Canadian GAAP	5,758,230	4,838,887
Future income tax liabilities	(4,248,000)	(4,633,000)

Liabilities, US GAAP	1,510,230	205,887

Shareholders’ Equity
Canadian GAAP	36,758,429	34,412,925
Resource properties	(35,324,383)	(36,341,374)
Difference in fair value of available-for-sale investments	72,279	131,679
Future income tax liabilities	4,248,000	4,633,000

Shareholders’ Equity
US GAAP	5,754,325	2,836,230

Liabilities and Shareholders’ Equity, US GAAP	7,264,555	3,042,117

(#)

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2005, 2004 and 2003

(expressed in Canadian dollars unless otherwise stated)

Consolidated statements of operations

		Years ended April 30,

	2005 $	2004 $	2003 $

Loss for the year, Canadian GAAP	(4,444,330)	(40,220)	(512,567)
Foreign exchange gain	(389,756)	(215,633)	(455,928)
Resource properties	(136,880)	(143,488)	(147,548)
Resource property option payment	313,437	-	-
Write-off of previously expensed mineral properties	840,434	-	-
Stock-based compensation expense (note 14(f)(ii))	(372,600)	(755,750)	(575,750)
Options issued to directors and officers (note 14(f)(i))	801,600	-	-
Reversal of loss on long-term receivable (note 14(g))	-	-	775,763

Loss, US GAAP, before accounting change	(3,388,095)	(1,155,091)	(916,030)
Accounting change (note 14(c))	-	(119,049)	-

Loss, US GAAP, before comprehensive income adjustments	(3,388,095)	(1,274,140)	(916,030)

Foreign exchange gain	4,756	4,633	1,928
Available-for-sale securities	(59,400)	124,300	12,300

Comprehensive loss for the year, US GAAP	(3,442,739)	(1,145,207)	(901,802)

Net loss for the year per common share, US GAAP	(0.08)	(0.03)	(0.02)

(#)

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2005, 2004 and 2003

(expressed in Canadian dollars unless otherwise stated)

Consolidated statements of cash flows

		Years ended April 30,

	2005 $	2004 $	2003 $

Cash flows used in operating activities, Canadian GAAP	(1,425,144)	(226,459)	13,429
Acquisition and exploration expenditures	(130,630)	(137,536)	(147,548)
Option payment on Agua de la Piedra property	313,437	-	-

Cash flows from used in operating activities, US GAAP	(1,242,337)	(363,995)	(134,119)

Cash flows from financing activities, Canadian GAAP and US GAAP	5,467,100	257,500	308,000

Cash flows from (used in) investing activities, Canadian GAAP	182,807	(137,536)	(147,548)
Acquisition and exploration expenditures	130,630	137,536	147,548
Option payment on Agua de la Piedra property	(313,437)	-	-

Cash flows from investing activities, US GAAP	-	-	-

Effect of exchange rate changes on cash and cash equivalents	4,756	4,633	1,928

Net increase (decrease) in cash and cash equivalents, US GAAP	4,229,519	(101,862)	175,809

a)

Exploration expenditures and undeveloped mineral interests

Mineral property exploration and acquisition expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2, “Summary of significant accounting policies.” Under US GAAP, property acquisition and exploration costs are expensed as incurred. When proven and probable reserves are determined for a property, subsequent development expenditures incurred on the property are capitalized. Under Canadian GAAP, exploration and associated costs relating to non-specific properties are expensed in the period incurred. Acquisition and exploration costs relating to specific properties for which economically recoverable reserves are unproven may be deferred until the project to which they relate is sold, abandoned, placed into production or becomes impaired.

b)

Marketable securities and investments

Under Canadian GAAP, marketable securities are carried at the lower of cost and market value. Under US GAAP, the Company’s marketable securities are classified as available-for-sale securities. Under Canadian GAAP, investments in the shares of public companies over which the Company does not exercise significant influence are classified as long-term investments and are carried at cost unless there is an other than temporary impairment in value. Under US GAAP, certain investments held by the Company are classified as available-for-sale securities.

Available-for-sale securities are not held principally for the purpose of selling in the near term, and are for US GAAP purposes reported at fair value as at the balance sheet dates with any holding gains or losses not already reported on the consolidated statements of operations reported as a separate component of shareholders’ equity until realized or until an other than temporary decline in value occurs.

c)

Asset retirement obligations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting (SFAS No. 143), “Accounting for Asset Retirement Obligations.” SFAS No.143, effective for financial statements issued for fiscal years beginning after June 15, 2002, is substantially consistent with the CICA Handbook Section 3110, “Asset Retirement Obligations,” which is effective for fiscal years beginning on or after January 1, 2004. The Company adopted CICA 3110 for Canadian GAAP purposes effective May 1, 2004 on a retroactive basis, and SFAS No. 143 for US GAAP purposes effective May 1, 2003.

d)

Future income tax liability

Under Canadian GAAP, the Company is required to record a future income tax liability related to the timing difference between the book value and tax basis of mineral resource properties. Since the mineral resource properties have been expensed under US GAAP, no tax liability is recognized for this timing difference.

e)

Foreign exchange

The Company has recorded a future income tax liability under Canadian GAAP related to the difference between the book value and tax basis of mineral exploration properties. The majority of the Company’s foreign exchange changes under Canadian GAAP relate to this future income tax liability. Under US GAAP, because the value of the exploration properties is expensed as incurred, there is no difference between book and tax values and, therefore, no future income tax liability and no foreign exchange gains or losses. The amount of the foreign exchange changes related to the future income tax liability has been excluded from the US GAAP figures.

f)

Stock-based compensation

i)

For Canadian reporting, the Company uses fair value accounting for all stock options issued. For United States reporting, it uses the intrinsic value method for options granted to employees, directors and officers, and fair value for options granted to others. Accordingly, the options issued to directors and officers on May 5, 2004 do not result in a charge to income under U.S. GAAP.

ii)

On July 4, 2001, the Company repriced the exercise price of 635,500 stock options from $1.50 to $1.00. Under FASB Interpretation No. 44 (“FIN44”), if the exercise price of a fixed stock option award is reduced, variable accounting applies to the option award until the date the award is exercised, forfeited or expired unexercised.  Under US GAAP, the Company has recorded additional stock-based compensation for these repriced options in each of the years ended 2003, 2004 and 2005.

g)

Reversal of loss on long-term receivable

This loss related to a sale of value-added tax incurred on a property in the year ended April 30, 2002.  Under US GAAP, the value-added tax would have been expensed when incurred as part of exploration costs, and no recovery reflected in 2002 and, accordingly, no expenses in 2003.

h)

Recent accounting pronouncements

Variable interest entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“VIEs”), an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46R (“FIN 46-R”) which supersedes FIN 46 and is effective for all VIEs created after February 1, 2003 at the end of the first interim or annual reporting period ended December 15, 2003. FIN 46-R is applicable to all VIEs created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ended after March 15, 2004. The Company has determined that it does not have any VIEs that will require consolidation.

In 2004, Canadian accounting principles required similar recognition of VIEs with the implementation of Accounting Guideline 15.

Exchanges of non-monetary assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non Monetary Assets”, as an amendment of Accounting Practices Board (“APB”) 29. This statement amends APB 29, which is based on the principle that the exchanges of non-monetary assets should be measured at the fair value of the assets exchange with certain exceptions. SFAS No. 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in the fiscal periods beginning on or after June 15, 2005.

(#)

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2005, 2004 and 2003

(expressed in Canadian dollars unless otherwise stated)

Mineral rights

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. The EITF reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued FASB Staff Positions (“FSPs”) FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations (“SFAS No. 141”), and SFAS No. 142, “Goodwill and Other Intangible Assets”(“SFAS No. 142”), and EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets.” The FSPs amend SFAS Nos. 141 and 142 to conform them to the EITF consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004, but earlier adoption is permitted. These issues did not have an impact on the Company’s consolidated financial statements.

In March 2004, the EITF issued EITF 04-03, “Mining Assets’ Impairment and Business Combinations.” EITF 04-03 requires mining companies to consider cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS No. 141 and when testing the mining assets for impairment in accordance with SFAS No. 144. The consensus is effective for reporting periods beginning after March 31, 2004, but earlier adoption is permitted. This issue did not have an impact on the Company’s consolidated financial statements.

Subsequent events

On September 27, 2005, Placer announced that it had concluded that the Cerro Casale project was not financially viable at that time and was not financeable under the terms of the Shareholders’ Agreement, and issued a Certificate “A” to Arizona Star and Bema.

Arizona Star disagreed with Placer’s conclusion, believing that the Cerro Casale project was financeable under the terms of the Shareholders’ Agreement.

On October 4, 2005, Arizona Star, in co-operation with Bema, announced that they notified Placer that it was in default of its obligations under the Shareholders’ Agreement. Pursuant to the terms of the Shareholders’ Agreement, Placer had 30 days from the date of the notice to remedy the defaults. If the defaults had not been remedied within 30 days, Arizona Star and Bema intended to take all necessary steps to have Placer’s interest in the Cerro Casale project returned to them. The Shareholders’ Agreement provides for arbitration in the event of a disagreement among the parties.

Also, on October 4, 2005, Placer announced that it had received Notice of Default under the Shareholders’ Agreement and disagreed with the allegations contained in the Notice of Default.

On October 26, 2005, the Company, Bema, and Placer announced that they had reached an agreement in principle for Placer’s sale of its interest in Compania Minera Casale to the Company and Bema for contingent payments.

Arizona Star and Bema will jointly pay to Placer US$10 million upon a decision to construct a mine at Cerro Casale and either: a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or b) a cash payment of US$70 million payable when a construction decision is made, at the election of the Company and Bema.

The transaction is expected to close by the end of 2005 and is subject to certain conditions including the settlement of definitive agreements.

Recent accounting developments

The CICA has issued CICA 3855, “Financial Instruments - Recognition and Measurement,” and CICA 3865 “Hedges.” These require that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting should be recognized in the balance sheet and measured at fair value, with changes in value recognized in income. The Company does not expect these standards to have a material impact on its financial position.

(#)